SANDERS, ORTOLI, VAUGHN-FLAM, ROSENSTADT LLP COUNSELLORS AT LAW 501 Madison Avenue – 14th Floor NEW YORK, NY 10022-4405 (212) 829-8920 TELECOPIER: (212) 826-9307 tld@sovrlaw.com WWW.SOVRLAW.COM
To:	Name / Company	Phone #	Fax #
Sean Donahue Sandy Eissen	202-551-3579	202-772-9368
Securities and Exchange Commission
From:	Tim Dockery	Client:
Date:	July 8, 2008	Total # of Pages:	28	Including Cover
Re:	Manas Petroleum Corporation

• MESSAGE •

In connection with the comment letter, dated July 7, 2008, from the Securities and Exchange Commission (the “SEC”) regarding Amendment No. 2 to the Registration Statement on Form S-1 of Manas Petroleum Corporation (the “Registration Statement”), I attach a draft the response letter so that you can let us know if you think the answers provided in the draft response letter will satisfy the SEC’s outstanding concerns on the Registration Statement.  Please note that we are still reviewing the Registration Statement to spot any clerical errors and inconsistencies as suggested in your Comment 2 and to update all information that needs to be reported as of a recent date (share price, stock ownership, etc.), but as we do not expect those changes to be material, we are sending you this now.

To facilitate your review and further clarify the explanation’s in the response letter, I also attach copies of pages of the Registration Statement where we have made revisions in response to the SEC’s comments as well copies of those pages marked to show changes from Amendment No. 2 to the Registration Statement.

Please let me know any questions or comments that you may have in connection with the above or the attached.

Regards,

Tim Dockery

NOTICE OF CONFIDENTIALITY
The information contained in and transmitted with this facsimile is
1.  SUBJECT TO THE ATTORNEY-CLIENT PRIVILEGE;
2.  ATTORNEY WORK PRODUCT; OR
3.  CONFIDENTIAL.
It is intended only for the individual or entity designated above.  You are hereby notified that any dissemination, distribution, copying, or use of or reliance upon the information contained in and transmitted with this facsimile by or to anyone other than the recipient designated above by the sender is unauthorized and strictly prohibited.  If you have received this facsimile in error, please notify Sanders Ortoli Vaughn-Flam Rosenstadt LLP by telephone at (212) 588-0022 immediately.  Any facsimile erroneously transmitted to you should be immediately returned to the sender by U.S. Mail, or if authorization is granted by the sender, destroyed.

If you do not receive all pages, please call (212) 588-0022

DRAFT RESPONSE LETTER

OF

MANAS PETROLEUM CORP.

Manas Petroleum Corporation
Bahnhofstrasse 9
6341 Baar, Switzerland

July [--], 2008
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

           Re:           Manas Petroleum Corporation

Registration Statement on Form SB-2 as amended on Form S-1
Filed June 18, 2008
File No. 333-147567

Dear Ms. Parker:

This is in response to your comment letter of July 7, 2008 to Alexander Becker with respect to the above-referenced filing.  In addition to providing you with this letter, Manas Petroleum Corporation (the “Company”) is simultaneously filing Amendment No. 3 on Form S-1 (the “Amended Registration Statement No. 3”) to the Registration Statement No. 333-147567, originally on Form SB-2, filed on November 21, 2007 and as amended on Form S-1 on April 24, 2008 and on Form S-1 on June 18, 2008 (“Amended Registration Statement No. 2”).

We have set forth below the comments in your letter of July 7, 2008 in italics followed by the Company’s responses to each comment.  To facilitate your review of the Company’s responses and of the Amended Registration Statement, I attach a marked copy of the Amended Registration Statement No. 3 to show changes from the Amended Registration Statement No. 2.

General

1.
We note your response to comment six, which requested disclosure regarding how and when the selling stockholders obtained the additional shares being registered in the offering.  You state that the options overlying the common stock were issued in transactions deemed exempt from registration under the Securities Act under Regulation S and/or Section 4(2) of the Securities Act of 1933.  In that regard, you cannot register with this Form S-1 the resale of securities which were initially sold pursuant to Section 4(2) after the date that the registration statement was first filed with the Commission.  Please remove from the registration statement all such securities.

RESPONSE: The 1,000,000 additional shares being registered underlie options that were issued to the Company’s new Chief Executive Officer and Chief Financial Officer in transactions exempt from registration under the Securities Act of 1933 under Regulation S and not under Section 4(2) of the Securities Act.  We have revised Item 26 of the Amended Registration Statement No. 3 to reflect that the only exemption used for those additional 1,000,000 was under Regulation S.

2.
Your filing appears to have a number of clerical errors and inconsistencies.  For example, your financial statements indicate that you had a loss in 2007 of $12,825,496 while your “Summary Financial Data” states $12,824,670.  Your financial statements state that the net loss for the three months ended March 31, 2008 was $6,163,605 while the “Risks Related to Our Company” section states $6,162,668.  We also note that the table of contents for your financial statements refers to the three-month period ended September 30, 2008, rather than March 31, 2008.  Please address these issues, and we suggest that you review your filing

RESPONSE: The Company notes these discrepancies and has revised the table on Summary Financial Data, its risk factor under “Risks Related to Our Company” and the table of contents to the financial statements to make those items conform to the financial statements.  [Additionally, the Company has further reviewed the Amended Registration Statement No. 3 to identify and revise other clerical errors and inconsistencies.] [Note to SEC: we are still conducting this review and will complete it prior to filing]

Directors, Executive Officers, Promoters and Control Persons, page 11

3.
Please remove any gaps or ambiguities with regard to time in your description of your officers’ and directors’ experience. For example, we note that the following gaps or ambiguities in your description of these individuals’ experiences:

●	Mr. Sen Gupta from October 2004 through July 2005
●	Mr. Becker from 2006 through April 2007
●	Mr. Vogel from July 2005 through April 2007
●	Mr. Maedel from December 2006 through the present
●	Mr. Bandurak from April 2004 through April 2007

RESPONSE:  The Company has revised the descriptions of the directors’ and officers’ experience in the Amended Registration Statement No. 3 to remove the gaps and ambiguities that you have identified and have reviewed these and the other descriptions to fix any additional gaps and ambiguities.

Executive Compensation, page 30

4.	Please include a Summary Compensation Table that complies with Item 402(c). We note that the table you provide does not include a total compensation column.

RESPONSE:  The Company has revised the Summary Compensation Table to ensure that it complies with Item 402(c).  To that end, the Company has added a “Total Compensation” column and revised the information contained in the “Option Awards” column to reflect the dollar amount of such awards rather than the total share amount of such awards as had previously been included in Amended Registration No. 2.  Under Item 402(a)(5), we removed the “Bonus” column and have not added a “Stock Award” column, a “Non-Equity  Incentive Plan Compensation” column or a “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” column as no compensation has been awarded to, earned by or paid by the Company to any director or officer under the categories covered by those columns.

5.
Please include appropriate footnotes and narrative disclosure to the Summary Compensation Table. We note, for example, that while you provide option awards, you do not provide the information required by the Instructions to Items 402(c)(2)(v) and (vi).  As another example, you do not provide the narrative disclosure required by the Instructions to Item 402(c)(2)(ix) regarding the All Other Compensation column.

RESPONSE:  The Company has revised the Amended Registration Statement No. 3 to include the appropriate footnotes and narrative disclosure.

6.	If you pay compensation to your non-employee directors, please provide the information required by Item 402(k).

RESPONSE:  For the year ended December 31, 2007, the Company had only one non-employee director who received compensation from the Company, Michael Velletta.  As Mr. Velletta is an executive officer of the Company, the Company’s General Counsel, his compensation details were included in the Summary Compensation Table under Section 402(c) for executive officers.  We have added a footnote to the table to clarify that the compensation that he received was for his services as a director.  Per Item 402(k)(2)(i), we have not included the compensation details for Mr. Velletta in the table set out Item 402(k), and as there are no other non-employee directors, we have not included the table set out by Item 402(k).

By copy of this letter, the Company is forwarding copies of the Amended Registration Statement No. 3 filed on July [--], 2008 marked to show changes from the Amended Registration Statement No. 2 filed on June 18, 2007 to Sean Donahue of your office.  If you have any questions this letter, the Company’s responses to the SEC’s comments or the Company’s recent filings, please contact Tim Dockery at the Company’s outside special legal counsel at (212) 588-0022.

Sincerely,

MANAS PETROLEUM CORPORATION

/s/ Thomas Flottmann Thomas Flottmann
Chief Executive Officer

cc:             Sean Donahue, Esq.
             Sandra Eisen, Esq.
             Brad Skinner, Esq.

PAGES FROM

REGISTRATION STATEMENT

IN CONNECTION WITH

COMMENT 1

Item 26                                Recent Sales of Unregistered Securities – Last Three Years.

On May 15, 2008, we completed an issuance of debentures to four investors in a principal amount of $4,000,000 and warrants to purchase 1,000,000 shares of our common stock. Upon certain events and our election, the debentures are convertible into shares of our common stock at a non-fixed rate and the warrants are exercisable into 1,000,000 shares of our common stock at $2.10 per share.  The debentures and warrants were issued to four non-US person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S of the Securities Act.

On March 3, 2008, we issued 1,369,893 shares as bonus shares to our Albanian team. The cost of $2,808,281, based on the closing share price on March 3, 2008 was $2.05, was recorded as an expense in the first quarter ended March 31, 2008. These shares were issued to non-U.S. persons relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S of the Securities Act.

On February 1, 2008, we granted 600,000 stock options our new Chief Executive Officer and 400,000 shares to our new Chief Financial Officer.  These options will vest in 12 equal instalments beginning on the date of the grant and every three months thereafter.  Each of these options is exercisable at $2.10, which was the closing price of our common stock on the Over-the-Counter Bulletin Board of the NASD on February 1, 2008, the day that the options were granted.  Neither of the persons receiving the options is a U.S person or resides in the United States. The Employee Options were issued by the Company in transactions deemed exempt from registration under the Securities Act under Regulation S of the Securities Act of 1933 as transactions by an issuer not involving any public offering.

On July 31, 2007, we arranged a private placement of 825,227 units at a purchase price of $4.50 per unit, for total gross proceeds of up to $3,687,992. Each “Unit” consisted of one share of our common stock and one warrant to purchase a share of our common stock exercisable at $5.50 until July 31, 2009. The Units were issued to non-U.S. persons (as that term is defined in Regulation S promulgated under the Securities Act of 1933) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933. Proceeds of the financing will be used for working capital. Commissions paid in connection with this offering totaled $155,759 and 33,289 warrants exercisable at $4.50 until July 31, 2009.  These warrants were issued in an offshore transaction relying on Regulation S of the Securities Act of 1933.

In June 2007, we issued 80,000 shares of our common stock as a bonus to one of our employees who is neither an executive officer or a director as consideration for past services.  At the time of the issuance, shares of our common stock were trading on the OTCBB at approximately $5.09 per share. These shares were issued to a non-U.S. person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S and/or Section 4(2) of the Securities Act.

On April 10, 2007 and in connection with the share exchange carried out for our acquisition of DWM Petroleum AG, we issued an aggregate of 80,000,000 shares of our common stock to the former DWM shareholders. DWM common stock issued in the Share Exchange was exempt from the registration requirements of the Securities Act of 1933, pursuant to Regulation S under the Securities Act. At the time of purchase, each DWM shareholder represented that such shareholder: (i) was outside the U.S. and was a not a U.S person (and was not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S; (ii) will abide by the restrictions on resale pursuant to Rule 904 of Regulation S; and (iii) if a “dealer” or a person receiving a selling concession fee or other remuneration within the meaning of Regulation S, will not, until the expiration of the one-year “restricted period” within the meaning of Rule 903 of Regulation S, offer or sell such shares to a U.S. person or for the account or benefit of a U.S. person within the meaning Rule 902(k) of the Securities Act.

On April 10, 2007, we issued 400,000 shares of our common stock to each of Anderson Properties Incorporated and John Martin as finders’ fees in connection with the share exchange. These shares are deemed “restricted securities” and bear an appropriate restrictive legend indicating that the resale of such shares may be made only pursuant to registration under the Securities Act or pursuant to an available exemption from such registration. The sales of these securities were exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act.

Also on April 10, 2007, we completed a private placement of 10,330,152 units. Each “Unit” consisted of one share of our common stock, 50% warrant coverage in Series A warrants which grants the holder the right to acquire one share of common stock at $2 per share for 2 years, and 50% warrant coverage in Series B warrants which grants the holder the right to acquire one share of common stock at $4 per share for 3 years.  Prior to making these sales, each purchaser represented that it was either a non-U.S. person within the meaning of Regulation S under the Securities Act or an accredited investor within the meaning of Regulation D under the Securities Act. The sales of these securities were exempt from registration under the Securities Act pursuant to Regulation S and/or Regulation D under the Securities Act. Commissions paid in connection with this offering totaled $607,114.60 and 1,734,613 warrants exercisable at $2.00 until April 10, 2010.  These warrants were issued in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933.

In October 2006, we issued 14,000,000 shares in a private placement offering at $0.01 per share for total proceeds of $140,000. These shares were issued to non-U.S. persons relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S.

In June 2005, we issued 40,000 shares at $0.25 per share to our transfer agent as a set up fee. In issuing these shares to this accredited investors, we relied on the exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof.

In April 2005, we issued 150,000 shares of Common Stock at $0.25 per share to our Directors for services received. These shares were issued to non-U.S. person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S.

In April 2005, we issued 800,000 shares of Common Stock at $0.25 per share. These shares were issued to non-U.S. person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S.

MARKED

Item 26                                Recent Sales of Unregistered Securities – Last Three Years.

On May 15, 2008, we completed an issuance of debentures to four investors in a principal amount of $4,000,000 and warrants to purchase 1,000,000 shares of our common stock. Upon certain events and our election, the debentures are convertible into shares of our common stock at a non-fixed rate and the warrants are exercisable into 1,000,000 shares of our common stock at $2.10 per share.  The debentures and warrants were issued to four non-US person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S ~~and/or Section 4(2)~~ of the Securities Act.

On March 3, 2008, we issued 1,369,893 shares as bonus shares to our Albanian team. The cost of $2,808,281, based on the closing share price on March 3, 2008 was $2.05, was recorded as an expense in the first quarter ended March 31, 2008. These shares were issued to non-U.S. persons relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S ~~and/or Section 4(2)~~ of the Securities Act.

On February 1, 2008, we granted 600,000 stock options our new Chief Executive Officer and 400,000 shares to our new Chief Financial Officer.  These options will vest in 12 equal instalments beginning on the date of the grant and every three months thereafter.  Each of these options is exercisable at $2.10, which was the closing price of our common stock on the Over-the-Counter Bulletin Board of the NASD on February 1, 2008, the day that the options were granted.  Neither of the persons receiving the options is a U.S person or resides in the United States. The Employee Options were issued by the Company in transactions deemed exempt from registration under the Securities Act under Regulation S ~~and/or Section 4(2)~~ of the Securities Act of 1933 as transactions by an issuer not involving any public offering.

On July 31, 2007, we arranged a private placement of 825,227 units at a purchase price of $4.50 per unit, for total gross proceeds of up to $3,687,992. Each “Unit” consisted of one share of our common stock and one warrant to purchase a share of our common stock exercisable at $5.50 until July 31, 2009. The Units were issued to non-U.S. persons (as that term is defined in Regulation S promulgated under the Securities Act of 1933) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933. Proceeds of the financing will be used for working capital. Commissions paid in connection with this offering totaled $155,759 and 33,289 warrants exercisable at $4.50 until July 31, 2009.  These warrants were issued in an offshore transaction relying on Regulation S ~~and/or Section 4(2)~~ of the Securities Act of 1933.

In June 2007, we issued 80,000 shares of our common stock as a bonus to one of our employees who is neither an executive officer or a director as consideration for past services.  At the time of the issuance, shares of our common stock were trading on the OTCBB at approximately $5.09 per share. These shares were issued to a non-U.S. person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S and/or Section 4(2) of the Securities Act.

On April 10, 2007 and in connection with the share exchange carried out for our acquisition of DWM Petroleum AG, we issued an aggregate of 80,000,000 shares of our common stock to the former DWM shareholders. DWM common stock issued in the Share Exchange was exempt from the registration requirements of the Securities Act of 1933, pursuant to Regulation S under the Securities Act. At the time of purchase, each DWM shareholder represented that such shareholder: (i) was outside the U.S. and was a not a U.S person (and was not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S; (ii) will abide by the restrictions on resale pursuant to Rule 904 of Regulation S; and (iii) if a “dealer” or a person receiving a selling concession fee or other remuneration within the meaning of Regulation S, will not, until the expiration of the one-year “restricted period” within the meaning of

MARKED

Rule 903 of Regulation S, offer or sell such shares to a U.S. person or for the account or benefit of a U.S. person within the meaning Rule 902(k) of the Securities Act.

On April 10, 2007, we issued 400,000 shares of our common stock to each of Anderson Properties Incorporated and John Martin as finders’ fees in connection with the share exchange. These shares are deemed “restricted securities” and bear an appropriate restrictive legend indicating that the resale of such shares may be made only pursuant to registration under the Securities Act or pursuant to an available exemption from such registration. The sales of these securities were exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act.

Also on April 10, 2007, we completed a private placement of 10,330,152 units. Each “Unit” consisted of one share of our common stock, 50% warrant coverage in Series A warrants which grants the holder the right to acquire one share of common stock at $2 per share for 2 years, and 50% warrant coverage in Series B warrants which grants the holder the right to acquire one share of common stock at $4 per share for 3 years.  Prior to making these sales, each purchaser represented that it was either a non-U.S. person within the meaning of Regulation S under the Securities Act or an accredited investor within the meaning of Regulation D under the Securities Act. The sales of these securities were exempt from registration under the Securities Act pursuant to Regulation S and/or Regulation D under the Securities Act. Commissions paid in connection with this offering totaled $607,114.60 and 1,734,613 warrants exercisable at $2.00 until April 10, 2010.  These warrants were issued in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933.

In October 2006, we issued 14,000,000 shares in a private placement offering at $0.01 per share for total proceeds of $140,000. These shares were issued to non-U.S. persons relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S.

In June 2005, we issued 40,000 shares at $0.25 per share to our transfer agent as a set up fee. In issuing these shares to this accredited investors, we relied on the exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof.

In April 2005, we issued 150,000 shares of Common Stock at $0.25 per share to our Directors for services received. These shares were issued to non-U.S. person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S.

In April 2005, we issued 800,000 shares of Common Stock at $0.25 per share. These shares were issued to non-U.S. person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S.

PAGES FROM

REGISTRATION STATEMENT

IN CONNECTION WITH

COMMENT 2

Summary of Financial Data

On April 10, 2007, we acquired DWM Petroleum AG (“DWM”) and assumed its business.  Just prior to the acquisition, we had no business and were a non-operating shell company.  As a result, DWM is treated as the continuing accounting acquirer for accounting and reporting purposes, and our historical financial data prior to the acquisition has been replaced with DWM’s historical financial data prior to the acquisition.  On June 24, 2007, we changed our fiscal year end from March 31 to December 31 to match DWM’s historical fiscal year end.

The summarized consolidated financial data presented below is derived from and should be read in conjunction with:

●	our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2008 and 2007 and the period from May 25, 2004 (date of inception) to March 31, 2008,

●	our audited consolidated financial statements for the years ended December 31, 2007 and December 31, 2006, and

●	the notes to those financial statements which are included elsewhere in this prospectus along with the section entitled “Management’s Discussion and Analysis or Plan of Operation”.

	For the three-month period ended March 31, 2008	For the three-month period ended March 31, 2007	For the year ended December 31, 2007	For the year ended December 31, 2006	For the year ended December 31, 2005	For the period from May 25, 2004 (Inception) to March 31, 2008
Revenues	$0	$0	$625,261	$0	$0	$740,409
Net income/(loss)	$(6,163,605)	$(443,760)	$(12,825,496)	$1,516,004	$(1,993,932)	$(20,072,414)
Basic income/(loss) per share	$(0.05)	$(0.00)	$(0.12)	$0.02	$(0.02)	$(0.19)

	As at March 31, 2008	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
Working Capital	$5,749,386	$7,400,541	$688,193	$1,510,421
Total Assets	$7,308,465	$9,208,698	$1,381,083	$1,782,165
Total Shareholders’ Equity (Deficit)	$6,190,466	$7,814,870	$520,575	$(2,373,328)
Accumulated Deficit	$(20,068,062)	$(13,904,456)	$(1,078,960)	$(2,594,964)

RISKS RELATED TO OUR COMPANY

A significant portion of our operations are through our 25% interest in a venture that we do not control, and as a result, we may not be able to materially affect the success of that venture’s operations.

We are participating in an oil and gas exploration project in Kyrgyzstan through our 25% interest in South Petroleum JSC. Santos Limited, an Australian public company that is one of Australia’s largest onshore gas producers, holds 70% of South Petroleum through a wholly-owned subsidiary and Kyrgyzneftegas JSC, an operating entity belonging to the Kyrgyz government, holds the remaining 5%.  Under a Farm-In Agreement that we entered into with Santos, Santos will carry out certain exploration and development work in connection with this project.  While we will be consulted about the project and given reports on its status, most final decisions can be made solely by Santos.  Additionally, if Santos completes various acts listed in the Farm-In Agreement, we will be responsible for 30% of any expenditure in excess of $43.5 million that is related to the drilling of exploration and appraisal wells on the licensed land.  As a result, the success of our business as well as our potential costs of business partially depend on factors that neither we nor our management control.  We cannot assure you that Santos or its subsidiaries, affiliates, agents or management will make decisions concerning this project that are reasonable, profitable or in our best interest.

Our independent auditors have referred to circumstances which might result in substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Although we had a net income of $1,516,004 for the year ended December 31, 2006, we incurred a net loss of $12,825,496 for the year ended December 31, 2007 and a net loss of $6,163,605 for the three-month period ended March 31, 2008.  At March 31, 2008, we had an accumulated deficit of $20,068,062.

These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph to our independent auditors’ report on our consolidated financial statements for the year ended December 31, 2007, which is included with this prospectus.  Although our consolidated financial statements refer to circumstances which might raise substantial doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

FINANCIAL STATEMENTS

Consolidated Financial Statements
for the Fiscal Years Ended December 31, 2007 and 2006

Unaudited Consolidated Financial Statements
for the Three-Month Periods Ended March 31, 2008 and 2007

MARKED

Summary of Financial Data

On April 10, 2007, we acquired DWM Petroleum AG (“DWM”) and assumed its business.  Just prior to the acquisition, we had no business and were a non-operating shell company.  As a result, DWM is treated as the continuing accounting acquirer for accounting and reporting purposes, and our historical financial data prior to the acquisition has been replaced with DWM’s historical financial data prior to the acquisition.  On June 24, 2007, we changed our fiscal year end from March 31 to December 31 to match DWM’s historical fiscal year end.

The summarized consolidated financial data presented below is derived from and should be read in conjunction with:

●	our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2008 and 2007 and the period from May 25, 2004 (date of inception) to March 31, 2008,

●	our audited consolidated financial statements for the years ended December 31, 2007 and December 31, 2006, and

●	the notes to those financial statements which are included elsewhere in this prospectus along with the section entitled “Management’s Discussion and Analysis”.

	For the three-month period ended March 31, 2008	For the three-month period ended March 31, 2007	For the year ended December 31, 2007	For the year ended December 31, 2006	For the year ended December 31, 2005	For the period from May 25, 2004 (Inception) to March 31, 2008
Revenues	$0	$0	$625,261	$0	$0	$740,409
Net income/(loss)	$(6,163,605)	$(443,760)	$(~~12,824,670)~~12,825,496)	$1,516,004	$(1,993,932)	$(20,072,414)
Basic income/(loss) per share	$(0.05)	$(0.00)	$(0.12)	$0.02	$(0.02)	$(0.19)

	As at March 31, 2008	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
Working Capital	$5,749,386	$7,400,541	$688,193	$1,510,421
Total Assets	$7,308,465	$9,208,698	$1,381,083	$1,782,165
Total Shareholders’ Equity (Deficit)	$6,190,466	$7,814,870	$520,575	$(2,373,328)
Accumulated Deficit	$(20,068,062)	$(13,904,456)	$(1,078,960)	$(2,594,964)

MARKED

RISKS RELATED TO OUR COMPANY

A significant portion of our operations are through our 25% interest in a venture that we do not control, and as a result, we may not be able to materially affect the success of that venture’s operations.

We are participating in an oil and gas exploration project in Kyrgyzstan through our 25% interest in South Petroleum JSC. Santos Limited, an Australian public company that is one of Australia’s largest onshore gas producers, holds 70% of South Petroleum through a wholly-owned subsidiary and Kyrgyzneftegas JSC, an operating entity belonging to the Kyrgyz government, holds the remaining 5%.  Under a Farm-In Agreement that we entered into with Santos, Santos will carry out certain exploration and development work in connection with this project.  While we will be consulted about the project and given reports on its status, most final decisions can be made solely by Santos.  Additionally, if Santos completes various acts listed in the Farm-In Agreement, we will be responsible for 30% of any expenditure in excess of $43.5 million that is related to the drilling of exploration and appraisal wells on the licensed land.  As a result, the success of our business as well as our potential costs of business partially depend on factors that neither we nor our management control.  We cannot assure you that Santos or its subsidiaries, affiliates, agents or management will make decisions concerning this project that are reasonable, profitable or in our best interest.

Our independent auditors have referred to circumstances which might result in substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Although we had a net income of $1,516,004 for the year ended December 31, 2006, we incurred a net loss of $12,825,496 for the year ended December 31, 2007 and a net loss of $~~6,162,668~~6,163,605 for the three-month period ended March 31, 2008.  At March 31, 2008, we had an accumulated deficit of $20,068,062.

These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph to our independent auditors’ report on our consolidated financial statements for the year ended December 31, 2007, which is included with this prospectus.  Although our consolidated financial statements refer to circumstances which might raise substantial doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

MARKED

FINANCIAL STATEMENTS

Consolidated Financial Statements
for the Fiscal Years Ended December 31, 2007 and 2006

Unaudited Consolidated Financial Statements
for the Three-Month Periods Ended September 30,March 31, 2008 and 2007

PAGES FROM

REGISTRATION STATEMENT

IN CONNECTION WITH

COMMENT 3

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our Directors and Executive Officers

All Directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified.  Our Board of Directors appoints our officers, and they hold office until their death, resignation or removal from office. Our Directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Heinz J. Scholz	Chairman of the Board	65	April 10, 2007
Thomas Flottmann (1)	Chief Executive Officer	50	February 8, 2008
Rahul Sen Gupta (2)	Chief Financial Officer	37	February 8, 2008
Alexander Becker (3)	Director, Chief Executive Officer, Director, New Ventures	48	April 10, 2007
Peter-Mark Vogel (4)	Director, Chief Financial Officer, Director, Finance	43	April 10, 2007
Michael Velletta	Director, General Counsel	51	April 10, 2007
Neil Maedel	Director Director, Business Development	49	June 1, 2007
Yaroslav Bandurak	Chief Technology Officer	36	April 10, 2007
Erik Herlyn	Chief Operating Officer	39	June 25, 2007

(1)	Mr. Flottmann became our Chief Executive Officer on February 8, 2008.

(2)	Mr. Sen Gupta became our Chief Financial Officer on February 8, 2008.

(3)	On February 8, 2008, Mr. Becker resigned as our Chief Executive Officer and was appointed to the executive officer position of Director, New Ventures.

(4)	On February 8, 2008, Mr. Vogel resigned as our Chief Financial Officer and was appointed to the executive officer position of Director, Finance.

Business Experience

Heinz Jurgen Scholz, Chairman. Mr. Scholz earned his Engineering degree in 1975 and MSc equivalent in Physics in 1979 at University (Bremen) Engineer for Electro Technology, University for Technology (Bremen). From 1979 to 1996, he was the CEO and Chairman of the Board of HS Ingenieur Planung GmbH whose main focus was the planning and development of factories in the former Soviet Union. HS Ingenieur Planung GmbH also developed various projects on behalf of major international companies in the Middle East. Under his direction, HS Ingenieur Planung GmbH supplied a telecommunications network and production-facilities in the Soviet Union. HS Ingenieur Planung GmbH also negotiated the sale of the Russian army’s East German telecommunication network to Deutsche Telekom, Germany. In the Soviet Union, HS Ingenieur Planung GmbH also built a housing development project for the Russian army near Moscow. Since 1994, he has held the position of CEO and Chairman of the Board of Varuna AG. Varuna’s objective is the investment and exploration of natural resources in the CIS States and Brazil. Since May 2004, he has acted as our Chairman of the Board, and from May 2004 to February 2008, he acted as our CEO.

Thomas Flottmann, Chief Executive Officer.  Mr. Flottmann completed his Ph.D. in conjunction with West Germany's continental deep drilling program. He held several post-doctoral positions in Australia focusing on the analysis of fold-thrust belts and their hydrocarbon and mineral prospectivity. Mr. Flottmann was the principal structural advisor to CRA Limited (now RioTinto PLC) from 1994 to 1997 working on oil and gas as well as mineral exploration. Most recently Mr. Flottmann was a senior staff geoscientist and specialist advisor across all business units to Santos Limited from January 1997 to January 2008. He has worked in oil and gas exploration and development in Australia, Egypt, Central Asia, Indonesia, East Timor, Papua New Guinea, Gulf of Mexico and in Iran where he led a team evaluating the remaining prospectivity in parts of the prolific Dezful Embayment.  Mr. Flottmann has been our CEO since February 2008.

Rahul Sen Gupta, Chief Financial Officer.  Mr. Sen Gupta completed his Masters of Economics majoring in finance and political economics in 1997 at the University of Zurich, Switzerland after studying Computer Engineering at the Swiss Federal Institute of Technology (ETH), Switzerland. Mr. Sen Gupta is also a Charted Financial Analyst (CFA). Most recently Mr. Sen Gupta worked at Bank Sal Oppenheim where he was a Managing Director in charge of the Swiss Equity Research Team from July 2005 to January 2008, the deputy head of the global equity research team from July 2007 to January 2008, a member of the Global Equity Management Committee of Sal. Oppenheim Group from January 2007 to January 2008 and an Analyst from November 2004 to July 2005. Mr. Sen Gupta has a strong background in finance and investment banking which he gained through working at various investment houses such as Credit Agricole Indosuez Cheuvreux from February 2003 to October 2004 and Bank Julius Bär & Co. from September 2000 to January 2003. Before joining the equity side, Mr. Sen Gupta was working in the derivatives field, responsible for constructing, pricing and partly hedging/trading options.  Mr. Sen Gupta has been our CFO since February 2008.

Alexander Becker, Director, New Ventures. Dr. Becker received his PhD from Frunze, USSR Academy of Science in 1987 and his MSc from Tomsk University, USSR, in 1982 specializing in structural geology and tectonophysics focus petroleum exploration tectonics, stratigraphy and regional geology of Central Asia. Dr. Becker served as our Chief Executive Officer from April 2007 to February 2008.  From April 2006 to April 2007, Dr. Becker worked for Talas Gold where he primarily focused on a geological consultancy service for us.  He is the former President of Textonic Consulting from 1998 to 2006 and Cadima Pacific Petroleum from 2000 to April 2006. Dr. Becker was Vice President of Exploration of Apex Asia from 1995 to 1997 and a former researcher at the Ramon Science Center, Ben-Gurion University of the Negev (Israel) from 1990 to 1997. From 1982 to 1990, Dr. Becker was the chief geologist of a mapping division of North-Kyrgyz Geological Expedition, Ministry of Geology, USSR. He has published papers in the Journal of Structural Geology, Tectonophysics, Geology, Bulletin of American Geological Society, International Geology Review, and Journal of Hydrology. He was awarded the Peres Greder Prize from the Israel Geological Society in 1995. In 1988 and 1989, Dr. Becker won the award of Best Mapping Geologist of Kyrgyzstan.

Peter-Mark Vogel, Director, Finance. Mr. Vogel received his degree in Business Administration and Economics from the University of Zurich, Switzerland in 1992. He received his MBA from the University of Chicago, Graduate School of Business in 2003. Mr. Vogel served as our Chief Financial Officer from April 2007 to February 2008, and prior to then worked as a consultant to us from July 2005 to April 2007.  Mr. Vogel was employed as a CFA, senior financial analyst at Bank Sal. Oppenheim, Zürich, Switzerland from 2000 to July 2005. He was Vice President of the HSBC Research Department in Guyerzeller, Zurich, Switzerland from 1999 to 2000. From 1998 to 1999, he was Vice President of the Research Department Orbitex Finance. He was a Portfolio Manager and Assistant to the Bank’s Executive Committee for SocieteGenerale from 1995 to 1998. He was Assistant Vice President of SocieteGenerale, Zurich, Switzerland from 1995 to 1998. From 1993 to 1995, he was the Finance and Regulatory Associate and Regulatory Analyst at Merrill Lynch Capital Markets. He has been a member of the Swiss Society of Investment Professionals (SSIP) since 1999 and a member of the CFA Institute, formerly Association of Investment Management and Research (AIMR), since 1999.

Michael Velletta, Director, General Counsel. Mr. Velletta received his LLB degree in Law from the University of Victoria in 1989. In 1990, he was called to the Bar of British Columbia, Canada and presented to the Supreme Court of British Columbia as a Barrister and Solicitor. In addition to engaging in the private practice of law with the law firm of Velletta & Company, Barristers, Solicitors & Notaries, Mr. Velletta serves as a Governor of the Trial Lawyers Association of British Columbia, is a member of the Canadian Bar Association and the International Institute of Business Advisors. Mr. Velletta serves on the Board of Directors of several corporations and is a Governor of the University Canada West Foundation. Since 1990, Mr. Velletta has been a member of Velletta & Company, a law office of barristers, solicitors and notaries in Victoria, British Columbia.  Mr. Velletta’s law practice focuses on corporate and commercial law and commercial litigation.  Mr. Velletta has been our General Counsel and one of our Directors since April 2007.

Neil Maedel, Director, Business Development.  Mr. Maedel has been in charge of our Business Development since June 2007.  Prior to that, Mr. Maedel had worked as a consultant on various projects from October 2004, the longest of which was from October 2004 to December 2006 as a consultant to Eden Energy Corp, a reporting issuer trading on the OTC Bulletin Board.  As a consultant for Eden Energy Corp., he assisted in the structuring and completion of various equity and debt financings and building the company’s shareholder base. From October 2003 to August 2004, Mr. Maedel was employed as a research consultant by GM Capital Partners, Ltd. where he evaluated international financial markets and specific companies in the resource sector. From December 2001 to September 2003, he was employed by American Trade and Finance, as Director of Research where he evaluated the broad markets and companies in the resource sector.

Yaroslav Mihailovich Bandurak, Chief Technology Officer. Mr. Bandurak was appointed our Chief Technology Officer in April of 2007.  From April 2004 to April 2007, Mr. Bandurak worked for Talas Gold, where he primarily focused on a geological consultancy service for us.  He was the Chief Geologist of Textonic from 2003 to April 2004 and Chief Geologist of Cadima Petroleum from May 2001 to 2003.  He was a Geologist for Action Hydrocarbons from 2000 to 2001 and the Chief Geologist for South Kyrgyz Geological Expedition from 1995 to 2000.  He received his college degree from Lvov State University in Lvov, Ukraine, where he subsequently served as a member of the Geology Faculty from 1989 to 1995.

Erik Edzard Herlyn, Chief Operating Officer. Mr. Herlyn earned his Bachelor of Science at Trinity University Dublin in 1994 and his University degree in Production Engineering at the University of Bremen in 1996. From 1996 to 1999, he worked for Varuna AG in Baar, Switzerland. Varuna’s objective was the investment and exploration of natural resources in the CIS States and Brazil. From 1999 to 2001, Mr. Herlyn worked as a consultant in the petroleum processing industry. Mr. Herlyn provided support for major oil companies in the Americas and Arabic countries in strategic, technical and financial projects. From August 2000 to July 2006, Mr. Herlyn worked for BearingPoint Management Consulting, formerly KPMG Consulting. Part of his responsibility was the realization of major projects in the finance and petroleum industry. Erik Herlyn was Head of BearingPoint’s insurance department in Switzerland. From August 2006 to July 2007, Mr. Herlyn worked for Capgemini Consulting in Switzerland. Mr. Herlyn was Head of the insurance department in Switzerland.

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DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our Directors and Executive Officers

All Directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified.  Our Board of Directors appoints our officers, and they hold office until their death, resignation or removal from office. Our Directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Heinz J. Scholz	Chairman of the Board	65	April 10, 2007
Thomas Flottmann (1)	Chief Executive Officer	50	February 8, 2008
Rahul Sen Gupta (2)	Chief Financial Officer	37	February 8, 2008
Alexander Becker (3)	Director, Chief Executive Officer, Director, New Ventures	48	April 10, 2007
Peter-Mark Vogel (4)	Director, Chief Financial Officer, Director, Finance	43	April 10, 2007
Michael Velletta	Director, General Counsel	51	April 10, 2007
Neil Maedel	~~Director~~DirectorDirector, Business Development	49	June 1, 2007
Yaroslav Bandurak	Chief Technology Officer	36	April 10, 2007
Erik Herlyn	Chief Operating Officer	39	June 25, 2007

(1)	Mr. Flottmann became our Chief Executive Officer on February 8, 2008.

(2)	Mr. Sen Gupta became our Chief Financial Officer on February 8, 2008.

(3)	On February 8, 2008, Mr. Becker resigned as our Chief Executive Officer and was appointed to the executive officer position of Director, New Ventures.

(4)	On February 8, 2008, Mr. Vogel resigned as our Chief Financial Officer and was appointed to the executive officer position of Director, Finance.

Business Experience

Heinz Jurgen Scholz, Chairman. Mr. Scholz earned his Engineering degree in 1975 and MSc equivalent in Physics in 1979 at University (Bremen) Engineer for Electro Technology, University for Technology (Bremen). From 1979 to 1996, he was the CEO and Chairman of the Board of HS Ingenieur Planung GmbH whose main focus was the planning and development of factories in the former Soviet Union. HS Ingenieur Planung GmbH also developed various projects on behalf of major international companies in the Middle East. Under his direction, HS Ingenieur Planung GmbH supplied a telecommunications network and production-facilities in the Soviet Union. HS Ingenieur Planung GmbH also negotiated the sale of the Russian army’s East German telecommunication network to Deutsche Telekom, Germany. In the Soviet Union, HS Ingenieur Planung GmbH also built a housing development project for the Russian army near Moscow. Since 1994, he has held the position of CEO and Chairman of the Board of Varuna AG. Varuna’s objective is the investment and exploration of natural resources in the CIS States and Brazil. Since May 2004, he has acted as our Chairman of the Board, and from May 2004 to February 2008, he acted as our CEO.

Thomas Flottmann, Chief Executive Officer.  Mr. Flottmann completed his Ph.D. in conjunction with West Germany's continental deep drilling program. He held several post-doctoral positions in Australia focusing on the analysis of fold-thrust belts and their hydrocarbon and mineral prospectivity. Mr. Flottmann was the principal structural advisor to CRA Limited (now RioTinto PLC) from 1994 to 1997 working on oil and gas as well as mineral exploration. Most recently Mr. Flottmann

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was a senior staff geoscientist and specialist advisor across all business units to Santos Limited from January 1997 to January 2008. He has worked in oil and gas exploration and development in Australia, Egypt, Central Asia, Indonesia, East Timor, Papua New Guinea, Gulf of Mexico and in Iran where he led a team evaluating the remaining prospectivity in parts of the prolific Dezful Embayment.  Mr. Flottmann has been our CEO since February 2008.

Rahul Sen Gupta, Chief Financial Officer.  Mr. Sen Gupta completed his Masters of Economics majoring in finance and political economics in 1997 at the University of Zurich, Switzerland after studying Computer Engineering at the Swiss Federal Institute of Technology (ETH), Switzerland. Mr. Sen Gupta is also a Charted Financial Analyst (CFA). Most recently Mr. Sen Gupta ~~was a Managing Director~~worked at Bank Sal Oppenheim where he was a Managing Director in charge of the Swiss Equity Research Team from July 2005 to January ~~2008 and was~~2008, the deputy head of ~~Bank Sal. Oppenheim's~~the global equity research team from July 2007 to January ~~2008. He was also~~2008, a member of the Global Equity Management Committee of Sal. Oppenheim Group from January 2007 to January ~~2008.~~2008 and an Analyst from November 2004 to July 2005. Mr. Sen Gupta has a strong background in finance and investment banking which he gained through working at various investment houses such as Credit Agricole Indosuez Cheuvreux from February 2003 to October 2004 and Bank Julius Bär & Co. from September 2000 to January 2003. Before joining the equity side, Mr. Sen Gupta was working in the derivatives field, responsible for constructing, pricing and partly hedging/trading options.  Mr. Sen Gupta has been our CFO since February 2008.

Alexander Becker, Director, New Ventures. Dr. Becker received his PhD from Frunze, USSR Academy of Science in 1987 and his MSc from Tomsk University, USSR, in 1982 specializing in structural geology and tectonophysics focus petroleum exploration tectonics, stratigraphy and regional geology of Central Asia. Dr. Becker served as our Chief Executive Officer from April 2007 to February 2008.  From April 2006 to April 2007, Dr. Becker worked for Talas Gold where he primarily focused on a geological consultancy service for us.  He is the former President of Textonic Consulting from 1998 to 2006 and Cadima Pacific Petroleum from 2000 to April 2006. Dr. Becker was Vice President of Exploration of Apex Asia from 1995 to 1997 and a former researcher at the Ramon Science Center, Ben-Gurion University of the Negev (Israel) from 1990 to 1997. From 1982 to 1990, Dr. Becker was the chief geologist of a mapping division of North-Kyrgyz Geological Expedition, Ministry of Geology, USSR. He has published papers in the Journal of Structural Geology, Tectonophysics, Geology, Bulletin of American Geological Society, International Geology Review, and Journal of Hydrology. He was awarded the Peres Greder Prize from the Israel Geological Society in 1995. In 1988 and 1989, Dr. Becker won the award of Best Mapping Geologist of Kyrgyzstan.

Peter-Mark Vogel, Director, Finance. Mr. Vogel received his degree in Business Administration and Economics from the University of Zurich, Switzerland in 1992. He received his MBA from the University of Chicago, Graduate School of Business in 2003. Mr. Vogel served as our Chief Financial Officer from April 2007 to February ~~2008.~~2008, and prior to then worked as a consultant to us from July 2005 to April 2007.  Mr. Vogel was employed as a CFA, senior financial analyst at Bank Sal. Oppenheim, Zürich, Switzerland from 2000 to July 2005. He was Vice President of the HSBC Research Department in Guyerzeller, Zurich, Switzerland from 1999 to 2000. From 1998 to 1999, he was Vice President of the Research Department Orbitex Finance. He was a Portfolio Manager and Assistant to the Bank’s Executive Committee for SocieteGenerale from 1995 to 1998. He was Assistant Vice President of SocieteGenerale, Zurich, Switzerland from 1995 to 1998. From 1993 to 1995, he was the Finance and Regulatory Associate and Regulatory Analyst at Merrill Lynch Capital Markets. He has been a member of the Swiss Society of Investment Professionals (SSIP) since 1999 and a member of the CFA Institute, formerly Association of Investment Management and Research (AIMR), since 1999.

Michael Velletta, Director, General Counsel. Mr. Velletta received his LLB degree in Law from the University of Victoria in 1989. In 1990, he was called to the Bar of British Columbia, Canada and presented to the Supreme Court of British Columbia as a Barrister and Solicitor. In addition to engaging in the private practice of law with the law firm of Velletta & Company, Barristers, Solicitors & Notaries, Mr. Velletta serves as a Governor of the Trial Lawyers Association of British Columbia, is a member of the Canadian Bar Association and the International Institute of Business Advisors. Mr. Velletta serves on the Board of Directors of several corporations and is a Governor of the University Canada West Foundation. Since 1990, Mr. Velletta has been a member of Velletta & Company, a law office of barristers, solicitors and notaries in Victoria, British Columbia.  Mr. Velletta’s law practice focuses on corporate and commercial law and commercial litigation.  Mr. Velletta has been our General Counsel and one of our Directors since April 2007.

Neil Maedel, Director~~.  From~~, Business Development.  Mr. Maedel has been in charge of our Business Development since June 2007.  Prior to that, Mr. Maedel had worked as a consultant on various projects from October 2004, the longest of which was from October 2004 to December ~~2006, Mr. Maedel was~~2006as a consultant to Eden Energy Corp, a reporting issuer

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trading on the OTC Bulletin Board.  As a consultant for Eden Energy Corp., ~~where~~ he assisted in the structuring and completion of various equity and debt financings and building the company’s shareholder base. From October 2003 to August 2004, Mr. Maedel was employed as a research consultant by GM Capital Partners, Ltd. where he evaluated international financial markets and specific companies in the resource sector. From December 2001 to September 2003, he was employed by American Trade and Finance, as Director of Research where he evaluated the broad markets and companies in the resource sector.

Yaroslav Mihailovich Bandurak, Chief Technology Officer. Mr. Bandurak ~~received his college degree from Lvov State University in Lvov, Ukraine, where he subsequently served as a member of the Geology Faculty from 1989 to 1995.~~was appointed our Chief Technology Officer in April of 2007.  From April 2004 to April 2007, Mr. Bandurak worked for Talas Gold, where he primarily focused on a geological consultancy service for us.  He was the Chief Geologist of Textonic from 2003 to April 2004 and Chief Geologist of Cadima Petroleum from May 2001 to 2003.  He was a Geologist for Action Hydrocarbons from 2000 to 2001 and the Chief Geologist for South Kyrgyz Geological Expedition from 1995 to 2000.  He received his college degree from Lvov State University in Lvov, Ukraine, where he subsequently served as a member of the Geology Faculty from 1989 to 1995.

Erik Edzard Herlyn, Chief Operating Officer. Mr. Herlyn earned his Bachelor of Science at Trinity University Dublin in 1994 and his University degree in Production Engineering at the University of Bremen in 1996. From 1996 to 1999, he worked for Varuna AG in Baar, Switzerland. Varuna’s objective was the investment and exploration of natural resources in the CIS States and Brazil. From 1999 to 2001, Mr. Herlyn worked as a consultant in the petroleum processing industry. Mr. Herlyn provided support for major oil companies in the Americas and Arabic countries in strategic, technical and financial projects. From August 2000 to July 2006, Mr. Herlyn worked for BearingPoint Management Consulting, formerly KPMG Consulting. Part of his responsibility was the realization of major projects in the finance and petroleum industry. Erik Herlyn was Head of BearingPoint’s insurance department in Switzerland. From August 2006 to July 2007, Mr. Herlyn worked for Capgemini Consulting in Switzerland. Mr. Herlyn was Head of the insurance department in Switzerland.

PAGES FROM

REGISTRATION STATEMENT

IN CONNECTION WITH

COMMENT 4 AND COMMENT 5

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)

Heinz Scholz (Chairman of the Board of Directors)	2007	348,000	662,286	20,000	1,030,286
	2006	290,000	None	None	290,000

Dr. Alexander Becker (Chief Executive Officer & Director) (2)	2007	336,000	662,286	20,000	1,018,286
	2006	192,000	None	None	192,000

Peter-Mark Vogel (Chief Financial Officer & Director) (3)	2007	336,000	662,286	20,000	1,018,286
	2006	145,000	None	None	145,000

Yaroslav Bandurak (Chief Technical Officer )	2007	72,500	567,675	None	640,175
	2006	30,000	None	None	30,000

Erik Herlyn (Chief Operating Officer)	2007	90,000	202,996	None	292,996
	2006	None	None	None	None

Neil Maedel (Director, Business Development)	2007	120,000	763,663	8,000	883,663
	2006	None	None	None	None

Michael Velletta (Director, General Counsel) (5)	2007	18,000	416,295	None	434,295
	2006	None	None	None	None

(1)
Represents the dollar value recognized in 2007 as compensation expense for financial statement reporting purposes of and options awarded in 2007. See Note 7 to our Notes to Consolidated Financial Statements as of December 31, 2007 for a description of the assumptions made in the valuation of the options.

(2)	Consists of an automobile and parking allowance of $20,000 per year for Mr. Scholz, $20,000 per year for Dr. Becker, $20,000 per year for Mr. Vogel and $1,000 per month for Mr. Maedel.

(3)	On February 8, 2008, Mr. Becker resigned as our Chief Executive Officer and was appointed to the executive officer position of Director, New Ventures.

(4)	On February 8, 2008, Mr. Vogel resigned as our Chief Financial Officer and was appointed to the executive officer position of Director, Finance.

(5)	Although Mr. Velletta is our General Counsel, the compensation that he received from us in 2007 was for his services as one of our directors.

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Summary Compensation Table

~~Annual Compensation~~				~~Long-Term Compensation Awards~~

Name and Principal Position	Year	Salary ($)			~~Bonus~~Option Awards ($)(1)	~~Securities Underlying Options (#)~~	All ~~other~~Other Compensation ($)(2)	Total ($)

Heinz Scholz (Chairman of the Board of Directors)	2007	348,000	662,286	20,000	~~None~~1,030,286	~~1,750,000~~
	2006	290,000	None	None	None	~~None~~

Dr. Alexander Becker (Chief Executive Officer & Director) (~~1~~2)	2007	336,000	662,286	20,000	~~None~~1,018,286	~~1,750,000~~	~~20,000~~
	2006	192,000	None	None	None

Peter-Mark Vogel (Chief Financial Officer & Director) (~~2~~3)	2007	336,000	662,286	20,000	None	~~1,750,000~~	~~20,000~~
	2006	145,000	None	None	None	~~None~~

Yaroslav Bandurak (Chief Technical Officer )	2007	72,500	567,675	None	~~None~~640,175	~~1,500,000~~
	2006	30,000	None	None	None	~~None~~

Erik Herlyn (Chief Operating Officer)	2007	90,000	202,996	None	~~None~~292,996	~~400,000~~
	2006	None	None	None	None

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~~2006~~	~~None~~	~~None~~	~~None~~	~~None~~

Neil Maedel (Director, Business Development)	2007	120,000	763,663	~~None~~8,000	~~1,500,000~~883,663
2006	None	None	None	None	~~None~~

Michael Velletta (Director, General Counsel) (5)	2007	18,000	416,295	None	~~1,100,000~~434,295
2006	None	None	None	None	~~None~~

(1)
Represents the dollar value recognized in 2007 as compensation expense for financial statement reporting purposes of and options awarded in 2007. See Note 7 to our Notes to Consolidated Financial Statements as of December 31, 2007 for a description of the assumptions made in the valuation of the options.

(2)	Consists of an automobile and parking allowance of $20,000 per year for Mr. Scholz, $20,000 per year for Dr. Becker, $20,000 per year for Mr. Vogel and $1,000 per month for Mr. Maedel.

(3)	On February 8, 2008, Mr. Becker resigned as our Chief Executive Officer and was appointed to the executive officer position of Director, New Ventures.

(~~2~~4)	On February 8, 2008, Mr. Vogel resigned as our Chief Financial Officer and was appointed to the executive officer position of Director, Finance.
(5)           Although Mr. Velletta is our General Counsel, the compensation that he received from us in 2007 was for his services as one of our directors.